UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Concerning Issuance of New Shares and Secondary Offering of Shares, and Withdrawal of Shelf

Registration in Japan for Future Equity Issuances

Tokyo, November 30, 2009—Mitsubishi UFJ Financial Group, Inc. (MUFG) resolved, at a meeting of the Board of Directors held today, matters relating to the issuance of new shares and the secondary offering of shares of MUFG, and the withdrawal of the shelf registration in Japan for future equity issuances, as set forth below.

In anticipation of changes in the global regulatory and competitive landscape, MUFG intends to secure its solid capital base through this capital increase in order to continue to contribute to the real economy, both domestically and globally, as a provider of a stable source of funds and financial intermediary functions.

1.	Issuance of New Shares by way of Offering (Public Offering)

(1)	Class and Number of Shares to be Offered	2,337,000,000 shares of common stock of MUFG which is the sum of (i) and (ii) below.
(i) 2,174,000,000 new shares to be purchased and underwritten by the Japanese Initial Purchaser and the International Initial Purchaser in each of the offerings specified in (4) (i) and (ii) below.

(ii) A maximum of 163,000,000 shares which shall be the subject of options to be granted to the International Initial Purchaser specified in (4) (ii) below for the purchase of the additionally issued shares.

(2)	Method of Determination of the Amount to be Paid	The amount to be paid will be determined on any day in the period from Monday, December 14, 2009 to Wednesday, December 16, 2009 (the “Determination Date”) in accordance with the method stated in Article 25 of the Regulations concerning Underwriting of Securities, etc. provided by the Japan Securities Dealers Association (“JSDA”).

(3)	Amount of Stated Capital and Additional Paid-in Capital to be Increased	The amount of stated capital to be increased shall be half of the maximum amount of stated capital increase, as calculated in accordance with the provisions of Article 14, Paragraph 1 of the Rules of Account Settlement of Corporations with any fraction less than one yen resulting from the calculation being rounded up to the nearest one yen. The amount of the additional paid-in capital to be increased shall be the amount obtainable by subtracting the said amount of stated capital to be increased from the said maximum amount of stated capital increase.

(4)	Method of Offering	(i)

Japanese Offering:

The offering to be made in Japan shall be by a public offering (the “Japanese Offering”). A Japanese initial purchaser (the “Japanese Initial Purchaser”) shall underwrite and purchase all of the new shares with respect to the Japanese Offering; and the underwriting syndicate (including the Japanese Initial Purchaser, the “Japanese Underwriters”) led by the Japanese Representatives shall handle the Japanese Offering of the shares. Moreover, in the case where any shares remain unsubscribed for, the Japanese Underwriters shall jointly and severally subscribe for such shares from the Japanese Initial Purchaser.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of announcing that MUFG has resolved matters relating to the issuance of new shares and the secondary offering of our shares, and the withdrawal of the shelf registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer to sell, or solicitation of an offer to buy, securities in the United States. The securities have not been and will not be registered under the U.S Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.

(ii)	International offering:

The offering to be made overseas (the “International Offering”) shall be made in overseas markets (including, in the United States, limited to qualified institutional buyers and, in Canada, only through a non-public offering in compliance with applicable Canadian securities laws). An international initial purchaser (the “International Initial Purchaser”) shall underwrite and purchase all of the new shares with respect to the International Offering; and several international managers (the “International Managers”) led by international representatives (the “International Representatives”) shall handle the International Offering of the shares. Moreover, in the case where shares remain unsubscribed for, the International Managers shall, severally and not jointly, subscribe for such shares from the International Initial Purchaser. MUFG shall grant the International Initial Purchaser the option to purchase the additionally issued shares mentioned in (1) (ii) above.

(iii)	With regard to the offerings mentioned in (i) and (ii) above, the number of shares to be issued is scheduled to be 1,087,000,000 shares for the Japanese Offering and 1,250,000,000 shares for the International Offering (1,087,000,000 shares to be underwritten as mentioned in (1) (i) above and 163,000,000 additional shares to be purchased upon exercise of the option mentioned in (1) (ii)), although the final breakdown shall be determined on the Determination Date by taking into account market demand and other conditions.

(iv)	The Joint Global Coordinators with regard to each offering mentioned in (i) and (ii) above and the secondary offering mentioned in (4) of “2. Secondary Offering of Shares (Secondary Offering by way of Over-Allotment)” below shall be three of the Japanese Underwriters and an affiliate of one of the International Representatives.

(v)	The issue price with regard to each offering mentioned in (i) and (ii) above shall be determined on the Determination Date, based on the preliminary pricing terms calculated by multiplying the closing price of the shares of common stock of MUFG in regular trading of the shares on the Tokyo Stock Exchange on the Determination Date (or, if no closing price is quoted, the closing price of the immediately preceding date) by 0.90-1.00 (with any fraction less than one yen being rounded down), in accordance with the method stated in Article 25 of the Regulations concerning Underwriting of Securities, etc. provided by the JSDA, taking into account market demand and other conditions.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of announcing that MUFG has resolved matters relating to the issuance of new shares and the secondary offering of our shares, and the withdrawal of the shelf registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer to sell, or solicitation of an offer to buy, securities in the United States. The securities have not been and will not be registered under the U.S Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.

(vi) MUFG shall not pay any underwriting fees to the underwriters of each offering mentioned in (i) and (ii) above, although the aggregate amount of the difference between (a) the issue price in the Japanese Offering and (b) the amount to be paid to MUFG by the Japanese Initial Purchaser shall be the proceeds for the Japanese Initial Purchaser, which shall be allocated to each of the Japanese Underwriters as underwriting fees for the Japanese Underwriters, and the aggregate amount of the difference between (a) the issue price in the International Offering and (b) the amount to be paid to MUFG by the International Initial Purchaser shall be the proceeds for the International Initial Purchaser, which shall be allocated to each of the International Managers as underwriting fees for the International Managers.

(5)	Subscription Period (in Japan)	The subscription period shall be from the business day immediately following the Determination Date to the second business day immediately following the Determination Date.

(6)	Payment Date	The payment date shall be one day during the period from Monday, December 21, 2009 to Thursday, December 24, 2009, provided, however, that such day shall be the fifth business day immediately following the Determination Date.

(7)	Subscription Unit	100 shares

(8)	Use of Proceeds	The aggregate amount of (a) the total of the approximate net amount of the public offering and the approximate net amount of the issuance of new shares by way of third-party allotment in accordance with the terms stated in “3. Issuance of New Shares by way of Third-Party Allotment” below and (b) additional cash on hand equal to the amount of estimated offering expenses with respect to the public offering and the issuance of new shares by way of third-party allotment, which aggregate amount is equal to the aggregate of total amount to be paid to MUFG in connection with the public offering and the issuance of new shares by way of third-party allotment, shall be used to make an investment in The Bank of Tokyo-Mitsubishi UFJ, Ltd. to strengthen the overall group capital base.

(9)	The amount to be paid, the issue price, the amount of stated capital and additional paid-in capital to be increased, and any other matters necessary for the public offering shall be determined at the discretion of the President and CEO, or the chief financial officer, of MUFG.

(10)	The Japanese Offering shall be subject to the effectiveness of the securities registration statement filed under the Financial Instruments and Exchange Law of Japan.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of announcing that MUFG has resolved matters relating to the issuance of new shares and the secondary offering of our shares, and the withdrawal of the shelf registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer to sell, or solicitation of an offer to buy, securities in the United States. The securities have not been and will not be registered under the U.S Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.

2.	Secondary Offering of Shares (Secondary Offering by way of Over-Allotment) (See 1. of “For Reference” attached hereto.)

(1)	Class and Number of Shares to be Sold

163,000,000 shares of common stock of MUFG.

The number of shares mentioned above is the maximum number of shares to be sold. The above number may decrease, or the secondary offering by way of over-allotment may be cancelled entirely, depending on market demand and other conditions. The number of shares to be sold shall be determined on the Determination Date, taking into account market demand and other conditions.

(2)	Seller	One of the Japanese Representatives of the Japanese Offering

(3)	Selling Price	Undetermined (The selling price will be determined on the Determination Date; provided, however, that such selling price shall be the same as the issue price for the public offering mentioned in (4) (v) of “1. Issuance of New Shares by way of Offering (Public Offering)” above.)

(4)	Method of Secondary Offering	Taking into account market demand and other conditions for the public offering, the Seller will make a secondary offering of shares that it borrows from certain shareholders of MUFG.

(5)	Subscription Period	The subscription period shall be the same as the subscription period (in Japan) in respect of the public offering mentioned in (5) of “1. Issuance of New Shares by way of Offering (Public Offering)” above.

(6)	Delivery Date	The delivery date shall be the business day immediately following the payment date in respect of the public offering mentioned in (6) of “1. Issuance of New Shares by way of Offering (Public Offering)” above.

(7)	Subscription Unit	100 shares

(8)	The selling price and any other matters necessary for the Secondary Offering by way of Over-Allotment shall be determined at the discretion of the President and CEO, or the chief financial officer, of MUFG.

(9)	The secondary offering by way of over-allotment shall be subject to the effectiveness of the securities registration statement filed under the Financial Instruments and Exchange Law of Japan.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of announcing that MUFG has resolved matters relating to the issuance of new shares and the secondary offering of our shares, and the withdrawal of the shelf registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer to sell, or solicitation of an offer to buy, securities in the United States. The securities have not been and will not be registered under the U.S Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.

3.	Issuance of New Shares by way of Third-Party Allotment (See 1. of “For Reference” attached hereto)

(1)	Class and Number of Shares to be Offered	163,000,000 shares of common stock of MUFG

(2)	Method of Determination for the Amount to be Paid	The amount to be paid will be determined on the Determination Date; provided, however, that such amount to be paid shall be the same as the amount to be paid in respect of the public offering mentioned in (2) of “1. Issuance of New Shares by way of Offering (Public Offering)” above.

(3)	Amount of Stated Capital and Additional Paid-in Capital to be Increased	The amount of stated capital to be increased shall be half of the maximum amount of stated capital increase, as calculated in accordance with the provision of Article 14, Paragraph 1 of the Rules of Account Settlement of Corporations with any fraction less than one yen resulting from the calculation being rounded up to the nearest one yen. The amount of the additional paid-in capital to be increased shall be the amount obtained by subtracting the said amount of stated capital to be increased from the said maximum amount of stated capital increase.

(4)	Allottee	The Seller referred to in (2) of “2. Secondary Offering of Shares (Secondary Offering by way of Over-Allotment)”

(5)	Subscription Period	Thursday, December 24, 2009

(6)	Payment Date	Friday, December 25, 2009

(7)	Subscription Unit	100 shares

(8)	Shares not subscribed for within the subscription period mentioned in (5) above shall not be issued.

(9)	The amount to be paid, the amount of stated capital and additional paid-in capital to be increased and any other matters necessary for the issuance of new shares by way of third-party allotment shall be determined at the discretion of the President and CEO, or the chief financial officer, of MUFG.

(10)	The issuance of new shares by way of third-party allotment shall be subject to the effectiveness of the securities registration statement filed under the Financial Instruments and Exchange Law of Japan.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of announcing that MUFG has resolved matters relating to the issuance of new shares and the secondary offering of our shares, and the withdrawal of the shelf registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer to sell, or solicitation of an offer to buy, securities in the United States. The securities have not been and will not be registered under the U.S Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.

4.	Withdrawal of the Shelf Registration in Japan for Future Equity Issuances

(1)	Outline of the Withdrawn Shelf Registration

(i)	Date of Filing	November 18, 2009

(ii)	Type of Security to be Offered	Shares of MUFG common stock

(iii)	Effective Period	Within one year of the shelf registration becoming effective (from November 26, 2009 to November 25, 2010)

(iv)	Expected Issue Amount	Up to ¥ 1 trillion

(2)	New Shares Already Issued under the Shelf Registration

None

(3)	Reason for the Withdrawal of Shelf Registration

Since MUFG decided not to make the public offering through the shelf registration and rather to file a securities registration statement.

*    *    *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

81-3-3240-7651

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of announcing that MUFG has resolved matters relating to the issuance of new shares and the secondary offering of our shares, and the withdrawal of the shelf registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer to sell, or solicitation of an offer to buy, securities in the United States. The securities have not been and will not be registered under the U.S Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.

[For Reference]

1.	Secondary Offering by way of Over-Allotment and other matters

The secondary offering by way of over-allotment as mentioned in “2. Secondary Offering of Shares (Secondary Offering by way of Over-Allotment)” above (the “Secondary Offering by way of Over-Allotment”), is a secondary offering in Japan to be made in relation to the Japanese Offering mentioned in (4) (i) of “1. Issuance of New Shares by way of Offering (Public Offering)”, in a number not to exceed 163,000,000 shares, that will be borrowed by one of the Japanese Representatives of the Japanese Offering from certain shareholders of MUFG, taking into account market demand for the Japanese Offering and other conditions. The number of shares to be offered in the Secondary Offering by way of Over-Allotment is scheduled to be 163,000,000 shares; however, this is the maximum number of shares to be sold, and such number may decrease, or the Secondary Offering by way of Over-Allotment may be cancelled entirely, depending on market demand and other conditions.

In connection with the Secondary Offering by way of Over-Allotment, the Board of Directors of MUFG has resolved, at the meeting held on Monday, November 30, 2009, that MUFG will issue 163,000,000 shares of its common stock to one of the Japanese Representatives referred to in the paragraph above (the “Allottee”) by way of third-party allotment (the “Capital Increase by way of Third-Party Allotment”), with the payment date set to be Friday, December 25, 2009, in order for the Allottee to obtain the number of shares necessary to return the shares of common stock of MUFG that were borrowed by the Allottee from certain shareholders of MUFG, as mentioned above (the “Borrowed Shares”).

The Allottee may also purchase shares of common stock of MUFG (the “Syndicate Cover Transactions”) on the Tokyo Stock Exchange, Inc., up to the number of shares to be offered in the Secondary Offering by way of Over-Allotment, for the purpose of returning the Borrowed Shares. Such Syndicate Cover Transactions would be made during the period from (a) the day immediately following the last day of the subscription period for the Japanese Offering, and the Secondary Offering by way of Over-Allotment to (b) Tuesday, December 22, 2009 (the “Syndicate Cover Transaction Period”). All of the shares of common stock of MUFG purchased by the Allottee during the Syndicate Cover Transaction Period will be used to return the Borrowed Shares. During the Syndicate Cover Transaction Period, the Allottee may decide not to conduct any Syndicate Cover Transaction or may decide to terminate the Syndicate Cover Transactions before the number of shares purchased reaches the number of shares offered in the Secondary Offering by way of Over-Allotment.

The Allottee may conduct stabilizing transactions along with the Japanese Offering and the Secondary Offering by way of Over-Allotment. The shares of common stock of MUFG purchased through such stabilizing transactions may be used, in part or in whole, to return the Borrowed Shares.

With respect to the number of shares obtained by deducting (a) the number of shares purchased through stabilizing transactions and Syndicate Cover Transactions that are to be used to return the Borrowed Shares from (b) the number of shares to be offered in the Secondary Offering by way of Over-Allotment, the Allottee will accept the allotment under the Capital Increase by way of Third-Party Allotment, using the proceeds of the Secondary Offering by way of Over-Allotment, and will purchase an equivalent number of shares of common stock of MUFG. As a result, a part or all of the shares to be issued under the Capital Increase by way of Third-Party Allotment may not be subscribed for, which may result in a decrease in the determined number of shares to be issued under the Capital Increase by way of Third-Party Allotment, or in the cancellation of the issuance, due to forfeiture of the right to subscribe.

Whether or not the Secondary Offering by way of Over-Allotment is to be conducted, as well as the number of shares to be sold in the event the Secondary Offering by way of Over-Allotment is to be conducted, will be determined on the Determination Date. If the Secondary Offering by way of Over-Allotment is cancelled entirely, the Allottee will not conduct the borrowing of shares of common stock of MUFG mentioned above. Accordingly, no new shares will be issued under the Capital Increase by way of Third-Party Allotment due to forfeiture of the right to subscribe, since the Allottee will not accept the allotment and will not subscribe for any shares under the Capital Increase by way of Third-Party Allotment. Further, no Syndicate Cover Transactions on the Tokyo Stock Exchange will be made.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of announcing that MUFG has resolved matters relating to the issuance of new shares and the secondary offering of our shares, and the withdrawal of the shelf registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer to sell, or solicitation of an offer to buy, securities in the United States. The securities have not been and will not be registered under the U.S Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.

The Syndicate Cover Transactions will be made by the Allottee after consultations with one of the Japanese Underwriters. The stabilizing transactions will be made by the Allottee upon consultations on the policy with one of the Japanese Underwriters and, as appropriate, upon further consultations with one of the other Japanese Underwriters and an affiliate of one of the International Representatives.

2.	Change in the number of outstanding shares as a result of this capital increase by public offering and Capital Increase by way of Third-Party Allotment

Total number of outstanding shares at present (as of October 30, 2009):

Common Stock:	11,648,414,920 shares
First Series of Class 3 Preferred Shares:	100,000,000 shares
First Series of Class 5 Preferred Shares:	156,000,000 shares
Class 11 Preferred Shares:	1,000 shares
Total:	11,904,415,920 shares

Increase in number of shares as a result of the capital increase by public offering:

Common Stock:	2,337,000,000 shares	(Note 1)

Total number of outstanding shares after the capital increase by public offering:

Common Stock:	13,985,414,920 shares	(Note 1)
First Series of Class 3 Preferred Shares:	100,000,000 shares
First Series of Class 5 Preferred Shares:	156,000,000 shares
Class 11 Preferred Shares:	1,000 shares
Total:	14,241,415,920 shares	(Note 1)

Increase in number of shares as a result of the Capital Increase by way of Third-Party Allotment:

Common Stock:	163,000,000 shares	(Note 2)

Total number of outstanding shares after the Capital Increase by way of Third-Party Allotment:

Common Stock:	14,148,414,920 shares	(Note 2)
First Series of Class 3 Preferred Shares:	100,000,000 shares
First Series of Class 5 Preferred Shares:	156,000,000 shares
Class 11 Preferred Shares:	1,000 shares
Total:	14,404,415,920 shares	(Note 2)

Notes:	1.	These figures are based on the assumption that the International Initial Purchaser exercises the option set forth in (1) (ii) in “1. Issuance of New Shares by way of Offering (Public Offering)” above in full.
	2.	These figures are based on the assumption that all of the new shares to be issued in “3. Issuance of New Shares by way of Third-Party Allotment” are subscribed for by the Allottee and issued.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of announcing that MUFG has resolved matters relating to the issuance of new shares and the secondary offering of our shares, and the withdrawal of the shelf registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer to sell, or solicitation of an offer to buy, securities in the United States. The securities have not been and will not be registered under the U.S Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.

3.	Use of proceeds

(1)	Use of proceeds to be raised this time

The maximum aggregate amount of ¥ 1,061,225,000,000, which is the sum of (a) the maximum aggregate approximate net amount of ¥ 1,055,809,000,000 (the total amount of ¥ 459,103,630,000, which is the approximate net amount of the Japanese Offering, ¥ 527,860,500,000, which is the maximum approximate net amount of the International Offering, and ¥ 68,844,870,000, which is the maximum approximate net amount of the Capital Increase by way of Third-Party Allotment) and (b) additional cash on hand equal to the amount of estimated offering expenses with respect to the Japanese Offering, the International Offering and the Capital Increase by way of Third-Party Allotment (and which sum is equal to the aggregate of total amount to be paid to MUFG in connection with the Japanese Offering, the International Offering and the Capital Increase by way of Third Party Allotment), is planned to be used to make an investment in The Bank of Tokyo-Mitsubishi UFJ, Ltd., to strengthen MUFG’s overall group capital base. The amounts mentioned above are the estimated amounts calculated based on the closing price of shares of MUFG common stock on the Tokyo Stock Exchange on November 26, 2009.

(2)	Change in the use of proceeds raised last time

None.

(3)	Expected impact on business results

MUFG believes that this issuance will enhance its ability to pursue growth opportunities and to improve the profitability of the group, since the proceeds will be invested in The Bank of Tokyo-Mitsubishi UFJ, Ltd.

4.	Other matters

(1)	Information on dilutive shares

As stated in “2. Change in the number of outstanding shares as a result of this capital increase by public offering and Capital Increase by way of Third-Party Allotment” above, MUFG has issued First Series of Class 3 Preferred Shares, First Series of Class 5 Preferred Shares and Class 11 Preferred Shares, of which Class 11 Preferred Shares entitle the holders thereof to make a request for acquisition. When a request for acquisition is made, the relevant preferred shares will be acquired by MUFG in exchange for shares of common stock of MUFG. If all of Class 11 Preferred Shares that are outstanding as of October 30, 2009 are acquired at the acquisition price effective on October 30 2009, 1,100 shares of common stock will be delivered to the relevant holders upon acquisition by MUFG of the relevant preferred shares. Such number of shares will represent less than 0.01% of the total number of outstanding shares after the capital increase by public offering and the Capital Increase by way of Third-Party Allotment.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of announcing that MUFG has resolved matters relating to the issuance of new shares and the secondary offering of our shares, and the withdrawal of the shelf registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer to sell, or solicitation of an offer to buy, securities in the United States. The securities have not been and will not be registered under the U.S Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.

MUFG has granted stock acquisition rights as stock options to the directors, corporate auditors and executive officers of MUFG and its subsidiaries. The ratio of (a) the remaining number of shares to be issued upon exercise as set forth below to (b) the total number of outstanding shares after the capital increase by public offering and the Capital Increase by way of Third-Party Allotment will be 0.07%.

Granted stock options (as of October 30, 2009)

Resolution of the Board of Directors	Remaining number of new shares to be issued upon exercise	Amount to be paid upon exercise	Amount of stated capital to be increased	Exercise period
November 21, 2007	1,632,500 shares	¥1,033	¥517	From December 6, 2007 to December 5, 2037
June 27, 2008	2,764,900 shares	¥924	¥462	From July 15, 2008 to July 14, 2038
June 26, 2009	5,610,400 shares	¥487	¥244	From July 14, 2009 to July 13, 2039

(2)	Lock-up

In connection with the Japanese Offering and the International Offering, MUFG has agreed that, without the prior written consent of the Joint Global Coordinators, MUFG and its consolidated subsidiaries will not issue any shares of common stock of MUFG, any securities to be convertible into or exchangeable for shares of common stock of MUFG, or any securities with an option to acquire or receive shares of common stock of MUFG, etc. for a period of 180 days after the date of the execution of the underwriting agreements concerning such offerings. The foregoing restrictions shall not apply to actions with respect to the issuance of common stock of MUFG by a stock split, the exercise of stock acquisition rights or the right to request repurchase attached to any shares of capital stock of MUFG, or the sale of common stock of MUFG in connection with the Japanese Offering, the International Offering and the Capital Increase by way of Third-Party Allotment, etc.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of announcing that MUFG has resolved matters relating to the issuance of new shares and the secondary offering of our shares, and the withdrawal of the shelf registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer to sell, or solicitation of an offer to buy, securities in the United States. The securities have not been and will not be registered under the U.S Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.